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                                                                    EXHIBIT 21.1

SUBSIDIARIES OF THE INTERCEPT GROUP, INC.

DPSC Acquisition Corp., a Georgia corporation and wholly-owned subsidiary of InterCept.

ICPT Acquisition I, LLC, a Georgia limited liability company and wholly-owned subsidiary of InterCept.

InterCept Communications Technologies, Inc., a Georgia corporation and wholly-owned subsidiary of InterCept, doing business as "InterCept."

ProImage, Inc., a Georgia corporation two-thirds owned by ProVesa, doing business as "ProVesa" and "InterCept."

SBS Data Services, Inc. an Alabama corporation and wholly-owned subsidiary of InterCept.

Unconsolidated subsidiaries

Netzee, Inc., a Georgia corporation in which InterCept owned approximately 28% as of December 31, 2000, doing business as "Netzee."